82-3116

GREAT QUEST METALS LTD.

04024947

April 27, 2004

SUPPL

RECEIVED
2004 MAY 11 A 9:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on April 27, 2004. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

Karen Nestoruk
Administration

/kn
enclosure

dw 5/18

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

April 27, 2004
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest to Start Pre-Drill Program on Area of Extensive Orpaillage in Kenieba Concession

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd., is pleased to announce the start of a pre-drilling program on the Kenieba concession, which is south of and adjacent to Nevsun's land package, covering the Tabakoto and Segala deposits in western Mali, West Africa. .

The program includes soil sampling and geological mapping of the 7 km long Djambaye zone where the local miners (orpailleurs) have been digging pits in the search for and recovery of gold for 300 years. A one (1) sq km area along this zone was previously mapped and soil sampled with the result that as many as 5 parallel granitic dykes were found, and extensive areas of soils, anomalous in gold were defined. The dikes are important, for it is thought that they introduced gold into the system. This spring's program was originally planned for last October, but because of an unusually late rainy season, was postponed until now.

The autumn exploration included a program of geological mapping, soil sampling and limited pitting west of the Djambaye zone. Two zones of gold mineralization, Kabaya 1 and Kabaya 2, were discovered during this program. The Kabaya 1 is covered by an extensive area of orpaillage, or pits dug by the local miners, that has been traced for 2.5 km and is over 100 metres wide. Two soil samples 200 metres apart gave 3800 and 9085 ppb gold. Samples from 5 pits, 200 metres north of the two soil samples ranged from 18 to 19,465 ppb gold. The Kabaya 1 appears to trend to the north and is defined by an area of soils anomalous in gold, extensive areas of orpaillage and evidence of quartz veining within a granitic dike.

The program on the Kabaya zones will consist of pitting and sampling to better define the size and orientation of the gold mineralization in the area.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"

Willis W. Osborne
President

GREAT QUEST
METALS LTD.

April 22, 2004

RECEIVED
2004 MAY 11 A 9: 21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on April 22, 2004. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

Karen Nestoruk
Administration

/kn
enclosure

BC V6C 2B3 Tel: 604 689 2882 Fax: 604 684 5854

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

April 22, 2004
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Announces Final Results of Drilling on the Bourdala Concessions

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd., is reporting today on the final results from drill holes 18 through 22 of the 2003-04 diamond drill program on the Bourdala concessions in western Mali, West Africa. Hole DH 18-BR was drilled in the Bourdala Sud-Ouest zone to test for a northeasterly extension of the zone with intersections of 10 m of 3.92 g/t gold and 5 m of 8.63 g/t gold from DH 06-BR and 7.0 m of 5.00 g/t gold from DH 11-BR. Although DH 18-BR intersected a zone from 43.5 to 55.4 m similar in nature to those found in the other two holes, results are negligible.

DH 19-LD was drilled in the Drin Drin area, and Holes 20-NS and 21-NS were drilled in the Nanike Sodjigui areas. Drilling in the Nanike Sodjigui area was designed to follow up results from the 2002-03 drilling where DH 04-NS intersected 5.6 m of 2.25 g/t gold from 41.5 to 47.1. DH 20-NS cut the same zone from 88.5 to 94.5 m with 0.11 g/t gold. In both holes, a fault zone was intersected with arsenopyrite, pyrite and quartz, however, recovery was very poor. DH 21-NS was drilled to hit the extension of this zone 50 m southeast. Both DH 19-NS in the Drin Drin area and DH 21-NS hit the zones of interest with arsenopyrite and quartz but assays for gold are low. The final hole, hole DH 22-NG was drilled in the Niaragui area. This hole intersected 1 m of 2.00 g/t gold from 67.9 to 68.9 m.

The results from this drill program could be said to be curious to say the least. To repeat previous information on the TD zone, DH 16-TD was drilled to test zones of 5.5 m of 2.91 g/t gold and 7.0 m of 4.34 g/t gold hit in DH 02-TD. The downward extension of both zones was intersected in DH 16-TD, yet the first zone gave 0.76 g/t gold over 9.4 m, and the second, 0.02 g/t gold over 6.0 m. In conclusion, within the TD and Nanike Sodjigui areas, 3 zones intersected in the 2002 – 03 drilling were also intersected in the 2003-04 drilling, yet results from 2003-4 were much lower than in the previous year. A possible explanation can be attributed to the established fact that considerable variation in the content of gold can occur within a given zone. It just so happened in the 2003 - 04 drill program that lower values were cut. The good news is that these zones were intersected in the 2003-04 drilling and because of the fact much higher values occur along these zones, they must be followed up with further drilling.

The Bourdala Sud –Ouest zone appears to be the most prospective at present for discovering a mineable deposit. The zone trends north-northeast with north-south and northeast, mineralized, veins.

Marvin A Mitchell, P.Eng., is the Independent Qualified Person, as defined in National Instrument 43-101, on the project, and ABILAB Afrique de l' Ouest SARL located in Bamako, Mali, conducted the fire assays.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"

Willis W. Osborne
President